UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*
CN Dragon Corporation ac
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
18978E 109
(CUSIP Number)
Phillip E. Koehnke P.O. Box 235472 Encinitas, CA 92024 (858) 229-8116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18978E 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Shing Hing Li
2.	Check the Appropriate Box if a Member of a Group
Not Applicable (a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
8.	Shared Voting Power	0 (see Item 5)
9.	Sole Dispositive Power	25,347,200
10.	Shared Dispositive Power	None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	25,347,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	31.3%
14.	Type of Reporting Person (See Instructions)	IN

Item 1.                      Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share, (the “Shares”) of CN Dragon Corporation, a Nevada corporation (the “Company” or the “Issuer”).  The principal executive offices of the Company is: 8/F Paul Y Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Item 2.                      Identity and Background

(a)  This statement is filed by Shing Hing Li (the “Reporting Person”).

(b) The Reporting Person’s business address is 8/F Paul Y Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(c)  The Reporting Person is an officer and director of the Company.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of:   Hong Kong.

Item 3.                      Source and Amount of Funds or Other Consideration

The Reporting Person on August 30, 2010, acquired these shares from CNDC Group Ltd, in a private transaction with personal funds.

Item 4.                      Purpose of Transaction

The Shares reported in this Schedule 13D are held by China Gate Holdings Ltd, which is wholly owned by Reporting Person.

The Shares held by the Reporting Person were acquired for investment purposes in the ordinary course of Reporting Person’s business or investment activities, as the case may be.

The Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Person may engage in communications with management, one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(1)  the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)  any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7)  changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider Reporting Person’s position, change Reporting Person’s purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of  Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.                      Interest in Securities of the Issuer

(a)  The aggregate number of shares of common stock to which this Schedule 13D relates is 25,347,200 shares.  The shares represent approximately 31.3% of the common stock outstanding as of September 21, 2010.

(b)  Reporting Person has sole voting and dispositive power over the shares of common stock which Reporting Person owns.

(c)  See Item 3, above.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                      Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2010
/s/ Shing Hing Li
Shing Hing Li